UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23938

CUSIP NUMBER 46048V108

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

International Textile Group, Inc.
Full Name of Registrant

Former Name if Applicable

804 Green Valley Road, Suite 300
Address of Principal Executive Office (Street and Number)

Greensboro, North Carolina 27408
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of International Textile Group, Inc. (the “Company”) is in the process of finalizing the financial statements and related disclosures to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. As part of that process, management is engaged in discussions with lenders under its credit facilities with respect to, among other things, completing a proposed realignment of certain of the Company’s operating entities and agreeing to related modifications to the financial and operating covenants under the terms of its credit facilities. As previously disclosed, the Company has been engaged in negotiations with certain of its lenders with respect to the completion of an operational realignment, on terms satisfactory to the lenders under the credit facilities to which the Company’s subsidiary BST US Holdings LLC (f/k/a BST US Holdings, Inc.) is a party (the “BST Credit Facility”), on or before January 14, 2008, which date was subsequently extended to April 14, 2008. The process of completing the financial statements and related information required to be included in the Form 10-K cannot be finalized until the terms, conditions and structure of the realignment are agreed upon, which process could not be completed prior to the scheduled filing deadline for the Form 10-K. In the event that the Company and the lenders under the BST Credit Facility are unable to reach agreement on the terms, conditions and structure of the realignment, including the related covenant modifications, by a mutually agreed upon deadline, such circumstances could give rise to an event of default under the BST Credit Facility, in which event the lenders thereunder would have the right to seek acceleration of the maturity of the debt obligations under that facility. Accordingly, our independent registered accounting firm has informed us that if their opinion on the Company’s financial statements were to be issued as of the date hereof it would contain a modification of its opinion regarding uncertainty with respect to the Company’s ability to continue as a going concern with respect to the Company’s financial statements for the year ended December 31, 2007. While the Company believes that the realignment can be completed by April 14, 2008, or that the requisite number of lenders will waive or modify that requirement, there can be no assurance that it will be so completed or that such a waiver or modification will be obtained.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary L. Smith	336	379-6286
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Textile Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2008	By:	/s/ Gary L. Smith
Gary L. Smith
Executive Vice President and Chief Financial Officer